FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of June 2004.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1. [NPF to Purchase Newly Issued Millennium Retailing Shares]

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 16, 2004	By:	/s/ Hiroshi Tanaka
Hiroshi Tanaka
Senior Managing Director

3

Tokyo, 15 June 2004

NPF to Purchase Newly Issued Millennium Retailing Shares

Today, Nomura Principal Finance Co., Ltd. (NPF, President: Yoshifumi Kawabata), a wholly-owned subsidiary of Nomura Holdings, Inc., reached an agreement on the investment in and post-investment matters of Millennium Retailing, Inc. (MR, President: Shigeaki Wada) with MR based on the agreement reached on April 16, 2004 among NPF, MR, and Mizuho Corporate, Ltd. (MHCR, President: Takashi Goto) to boost Millennium Retailing Group’s (MRG) capital. NPF has also determined to purchase MR shares.

MRG is a department store group consisting of Sogo Co., Ltd. (Sogo, President: Shunichiro Uchimura) and The Seibu Department Stores, Ltd. (Seibu, President: Fumiaki Osaki) and MR, which is the group’s holding company.

1. Outline

On July 1, 2004, upon the completion of the first round purchase of newly issued MR shares NPF will become the majority shareholder in MR. At the same time, NPF will be granted the right to acquire Millennium Retailing First Issue Stock Purchase Rights.

(a) Purchase of newly issued MR shares

Number/type of shares:	20,000,000 MR ordinary shares
Total share price:	20 billion yen
Issue price:	1000 yen per share
Voting rights (%):	Before:	0%
	After:	50.06%

(b) Stock purchase rights

Stock purchase rights:	Millennium Retailing First Issue Stock Purchase Rights
Number/type of shares per purchase right:	30,000,000 MR ordinary shares
Issue price:	Without consideration
Total amount of stock purchase rights issued:	30,000,000 stock purchase rights
Exercise price:	1000 yen per share

2. Schedule

(1)	On September 1, 2004, MR plans to make Seibu a wholly-owned subsidiary through an equity swap. Upon completion, NPF will no longer be the majority owner of MR’s shareholder voting rights.

(2)	NPF plans to acquire 30 million newly issued MR ordinary shares through the exercise of the stock purchase rights around the end of January 2005. Via a series of measures to boost MR’s capital, NPF plans to re-attain majority ownership of MR’s shareholder voting rights.

Millennium Retailing Group (as of February 29, 2004)

Millennium Retailing

Denomination: Millennium Retailing, Inc.

Location: 1-1-2 Marunouchi, Chiyoda-Ku, Tokyo

President: Shigeaki Wada

Established: July 1952

Main businesses: Management direction for department stores operation companies and contingent work

Capital: 55 million yen

Operating revenue: 6,821 million yen (non-consolidated)

No. employees: 373 employees

Major shareholders: Shigeaki Wada, senior management stock ownership plan, Mizuho Corporate, Ltd.

Sogo

Denomination: Sogo Co., Ltd.

Location: 2-18-1, Takashima, Nishi-Ku, Yokohama City, Kanagawa Prefecture

President: Shunichiro Uchimura

Established: May 1969

Main business: Department store operation

Capital: 130 million yen

Operating revenue: 452,667 million yen (non-consolidated)

No. employees: 2,971 employees

Shareholder: Millennium Retailing, Inc.

Seibu Department Stores

Denomination: The Seibu Department Stores, Ltd.

Location: 1-28-1, Minami Ikebukuro, Toshima-Ku, Tokyo

President: Fumiaki Osaki

Established: March 1940

Main business: Department store operation

Capital: 10,348 million yen

Operating revenue: 529,956 million yen (non-consolidated)

No. employees: 2,596 employees

Major shareholders: Millennium Retailing, Inc.

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Corporate Communications Dept., Nomura Group Headquarters	+ 81-3-3278-0591
Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+ 81-3-3278-0591
James Pobjoy	Corporate Communications Dept., Nomura Group Headquarters	+ 81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 129 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.